UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the ﬁscal semiannual period ended June 30, 2024

SHARED CAPITAL COOPERATIVE

(Exact name of issuer as speciﬁed in its charter)

Minnesota	41-1621896
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

2388 University Ave W, Suite 300, St. Paul, Minnesota 55114

(Full mailing address of principal executive ofﬁces)

612-767-2100

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this section in conjunction with (i) Shared Capital’s financial statements and (ii) the section entitled “Description of Shared Capital’s Business,” in Form 1-A, Part II, Item 7.

The discussion contains forward-looking statements relating to our plans and expectations for future operations. Forward-looking statements may be based on assumptions, and reaching any predicted result is uncertain and involves risk. Shared Capital’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those discussed under “Risk Factors” and elsewhere in Form 1-A.

Financial Performance

Shared Capital is a growing loan fund with healthy financials and a steadily growing loan portfolio. In the five years leading up to June 2024, Shared Capital’s assets grew from $13.8 million to $24.9 million. Interest and fee income increased 85% between 2019 and 2023.

The year-over-year gross profit from lending activities increased by 5.0% in 2020, 5.8% in 2021, 11.1% in 2022, and 50.1% in 2023. Contributed revenue from grants and donations have also increased over time, growing from under $100,000 per year before 2018 (by average), to averaging over $1.8 million over the past four years.

Operating Results

Increases in gross profit have been driven primarily by growth in annual lending volume (both in number of loans and average loan amount), resulting in greater outstanding loans receivable and higher earned revenue from interest and fees.

Major Capital and Funding Sources

Shared Capital has raised $5,391,000 in new capital from 122 investors through this national Direct Public Offering (opening on October 28, 2021), with $3,357,000 from issuance of Notes and $2,034,000 from the sale of Shares.

The CDFI Fund of the US Department of Treasury is one of the Cooperative’s largest funders. The CDFI Fund offers competitive annual funding opportunities, and Shared Capital has received multiple CDFI Fund awards in recent years. In 2021, Shared Capital was awarded a grant of $1,826,265 through the CDFI Fund’s special Rapid Response Program (RRP) to support business recovery from the COVID-19 pandemic. We received grant awards from the CDFI Fund Financial Assistance program of $520,000 in 2020 and $565,000 in 2019. In addition, in 2020, we received a $1,050,000 grant award from the CDFI Fund Health Food Financing Initiative (HFFI).

We anticipate continued funding from the CDFI Fund, but we do not expect to receive CDFI Fund funding every year. The awards from the CDFI Fund are highly competitive, with more than 700 CDFIs vying for funding, and the amounts of potential awards depend on funding levels set by Congress. Most awards require a dollar-for-dollar match of the same type (i.e. grant, debt, or equity) and depend on Shared Capital’s financial and programmatic performance and the strength of our funding proposals. Our access to funding from the CDFI Fund depends on our compliance with prior funding awards agreements, maintaining CDFI certification, and continued deployment of funds to economically disadvantaged communities in alignment with CDFI guidelines. These awards do not substantially fund operations – they are primarily used for lending capital.

In 2019, Shared Capital received a one-time $5 million multi-year award from the New World Foundation through its Quality Jobs Fund. The award supports Accelerate Employee Ownership, which is a collaborative program with national nonprofit Project Equity. The program seeks to expand employee ownership and create and sustain high quality jobs in local communities. The award supports assistance and financing to employees to purchase the business.

Liquidity and Capital Resources

Shared Capital’s cash and near-cash assets grew significantly between 2020 to 2022 due to increased governmental and private grants and investments, particularly in response to the economic hardships of the COVID-19 pandemic. By year-end 2023, our cash position returned to 2020 levels due to aggressive deployment of loan funds into the cooperative economy.

Annual lending grew significantly during 2022 and 2023, with $7.4 million in loans closed in 2022 and over $13.2 million in loans closed in 2023. Lending activity slowed over the first half of 2024 due to aggressive deployment of available loan funds, but we anticipate higher cash levels by the end of 2024 and into 2025 as we raise new capital through grants and investments to keep pace with demand for loans. At this time, there are no planned capital expenditures that would deplete cash reserves.

Portfolio Risk and Loan Losses

The Cooperative has an established and successful track record of lending of almost a half century, but from time to time we have experienced loan losses due to unexpected changes in the market. For example, increased competition within retail grocery led to declining financial performance and increasing rates of failure for some food cooperatives between 2016-2019, including some Shared Capital borrowers, resulting in higher loan losses during that time. Similarly, the housing crisis led to higher failure rates of some housing cooperatives, resulting in the loss by Shared Capital of two significant loans to housing co-ops in 2008 and 2011. Likewise, economic downturn or unforeseeable market changes, including interest rate fluctuations, could potentially affect Shared Capital borrowers in affected industries or geographic areas, leading to larger-than-anticipated loan losses.

Trend Information

Over the past eight years, we have witnessed a growing interest in cooperative models as solutions to economic and racial equity challenges, and the interest intensified as a result of the COVID-19 pandemic. There are a growing number of cooperative development efforts in rural and urban communities across the country, and we expect to see more cooperatives forming and expanding, which will lead to further growth in the pipeline of projects seeking financing. Some cooperative sectors are growing, including sustainable energy. In addition, we are seeing growing interest from philanthropy, government, and private investors in investing in cooperative development and in investing through CDFIs. We expect this focused interest to provide the opportunity for continued growth in the capital available for our work over the coming years.

Grant and contribution income is never guaranteed, but future recognition of current grant awards and new potential grant opportunities that continue to emerge signal a high likelihood that grant and contribution revenue may continue to be available for the next several years, as we continue to increase our self-sufficiency and reduce our reliance on grants for operations.

Item 2. Other Information

n/a

Item 3. Financial Statements

Shared Capital Cooperative

Balance Sheets

June 30, 2024 and December 31, 2023 and 2022 and 2021

	30-Jun
	2024	2023	2022	2021
ASSETS
CURRENT ASSETS
Cash	3,018,741	2,908,090	6,057,325	8,444,879
Accounts Receivable	16,836	13,823	616,373	190,676
Prepaid Expenses	87,545	84,291	105,486	94,593
Accrued Interest Receivable	206,998	157,774	82,979	78,598
Current Portion of Notes Receivable	6,670,717	6,895,101	4,843,226	3,549,654
Total Current Assets	10,000,837	10,059,079	11,705,389	12,358,400

Property and Equipment - Net	7,017	12,659	25,701	28,685
Intangible Assets - Net	6,538	7,868	10,527	13,187

OTHER ASSETS
Security Deposit	3,000	3,000	3,000	3,000
Equity in Other Cooperatives	324,480	300,000	300,000	154,560
Deposit in Other Cooperatives	10,075	10,075	5,075	5,000
Notes Receivable Less Current Portion - Net of Loan Loss Allowance	14,456,545	14,942,823	10,732,349	8,245,907
Right of Use Asset	113,976	131,325	155,968
Deferred Taxes	16,000	18,000	14,000	87,000

Total Assets	24,938,468	25,484,829	22,952,009	20,895,739

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts Payable	1,007,271	1,399,286	56,137	17,721
Accrued Expenses	846	34,302	28,125	19,508
Deferred Revenue	1,898,341	2,054,560	1,755,675	735,688
Funds Held for Others	404,750	401,827	298,913	331,039
Income Taxes Payable	-	2,510	36,188	31,020
Current Portion of Accrued Interest Payable	184,952	161,315	195,134	173,168
Current Portion of Operating Lease Liabilities	34,072	33,301	30,766
Current Portion of Long-Term Debt	3,776,225	3,318,213	2,727,428	3,368,186
Total Current Liabilities	7,306,457	7,405,314	5,128,366	4,676,330

LONG-TERM LIABILITIES
Operating Lease Liabilities Net of Current Portion	81,036	98,757	125,202
Accrued Interest Payable Net of Current Portion	151,386	177,252	167,599	150,991
Line of Credit	-	1,000,000
Long-Term Debt Net of Current Portion and Loan Costs	12,304,522	12,107,232	13,416,226	12,840,893

Total Liabilities	19,843,401	20,788,555	18,837,393	17,668,214

EQUITY
Preferred Stock, $10 Par Value, 500,000 Shares Authorized,	5,025,843	3,931,085	3,390,975	2,590,147
Common Stock - Voting, $10 Par Value, 1,000 Shares Authorized,	4,710	4,640	4,340	4,170
Common Stock - Nonvoting, $10 par Value, 500,000 Shares	1,556,451	1,556,451	1,555,901	1,557,901
Additional Paid-In Capital	692,198	682,068	659,292	657,590
Retained Patronage	98,525	98,525	99,077	82,785
Accumulated Deficit	(2,282,660)	(1,576,495)	(1,594,969)	(1,665,068)

Total Equity	5,095,067	4,696,274	4,114,616	3,227,525

Total Liabilities and Equity	24,938,468	25,484,829	22,952,009	20,895,739

Shared Capital Cooperative

Income Statements

June 30, 2024 and December 31,2023 and 2022 and 2021

	30-Jun
	2024	2023	2022	2021
REVENUE
Interest Income - Loans	727,282	1,244,654	956,637	871,207
Interest Income - Cash Accounts	15,225	65,322	42,996	13,580
Loan Fees	31,199	260,607	153,080	107,873
Loan Recovery Income	4,626	22,084	-	11,826
Grants and Contributions	157,498	2,239,101	1,365,831	2,634,706
Consulting Income	45,576	19,035	8,000	700
Other	33,553	9,000	20,202	10,000

Total Revenue	1,014,959	3,859,803	2,546,746	3,649,892

EXPENSES
Provision for Loan Losses	325,382	448,703	212,972	912,731
Personnel	567,987	1,107,023	947,969	680,657
Outside Services	114,014	171,365	145,452	419,267
Interest	208,808	378,162	358,900	303,233
Contributions	135,026	1,170,958	209,921	185,000
Professional Servies	66,561	107,377	88,661	81,558
Advertising	19,671	37,813	62,061	60,139
Occupancy	32,147	61,107	55,305	55,096
Office Supplies	11,673	57,160	32,790	34,070
Depreciation and Amortization	6,972	15,701	19,411	18,732
Seminars, Travel, Training	37,009	85,182	80,354	12,884
Fees	3,729	16,387	5,793	11,239
Dues	8,517	7,900	8,557	8,749
Board Expense	-	300	1,763	824

Total Expenses	1,537,496	3,665,138	2,229,909	2,784,179

Net Income Before Income Taxes and Patronage Dividend	(522,537)	194,665	316,837	865,713

Provision for Income Taxes	(18,870)	(47,981)	(126,532)	(417,809)
Patronage Dividend			(17,402)	(40,695)

Net Income	(541,407)	146,684	172,903	407,209

Shared Capital Cooperative

Cash Flows

June 30, 2024 and December 31,2023 and 2022 and 2021

	30-Jun
	2024	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	(541,407)	146,684	172,903	407,209
Adjustments to Reconcile Net Income to
Net Cash Flows from Operating Activities
Depreciation and Amortization	5,642	15,701	19,411	18,732
Change in Loan Loss Allowance	325,383	5,549	212,973	544,567
Amortization of Loan Costs	1,330	5,114	2,411	887
Amortization of Operating Lease Right-of-Use Asset	17,349	24,643	32,181
Forgiveness of Notes Payable	-	(1,500,000)
Deferred Taxes	2,000	(4,000)	73,000	369,000
(Increase) Decrease in Assets
Accounts Receivable	(3,013)	602,550	(425,697)	256,101
Prepaid Expenses	(3,254)	21,195	(10,893)	(67,806)
Accrued Interest Receivable	(49,224)	(74,795)	(4,381)	(17,243)
Equity Investments in Other Cooperatives (Net)	-	-	(145,440)
Membership Equity in Other Cooperatives	-	(5,000)	(75)	-
Increase (Decrease) in Liabilities
Accounts Payable	(455,358)	1,343,149	38,416	(5,002)
Accrued Expenses	(262)	6,177	8,617	3,564
Deferred Revenue	(156,219)	298,885	1,019,987	635,688
Operating Lease Liabilities	(16,950)	(23,910)	(32,181)
Funds Held for Others	33,072	102,914	(32,126)	6,290
Income Taxes Payable	(2,510)	(33,678)	5,168	13,022
Accrued Interest Payable	(2,228)	(24,166)	36,607	58,716

Net Cash Flows from Operating Activities	(845,649)	907,012	970,881	2,223,725

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from Notes Receivable	2,591,391	9,314,102	2,934,807	2,890,587
Purchases of Property and Equipment	-	-	(13,767)	(24,821)
Issuance of Notes Receivable	(2,206,112)	(15,582,000)	(6,927,794)	(2,905,813)
Purchases of Mission Equity Investments	(24,480)			-

Net Cash Flows from Investing Activities	360,799	(6,267,898)	(4,006,754)	(40,047)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Line of Credit	(1,000,000)	1,000,000
Issuance of Long-Term Debt	829,467	1,901,341	1,697,151	4,366,875
Payments on Long-Term Debt	(174,538)	(1,113,876)	(1,753,920)	(1,016,281)
Payments of Debt Issuance Costs	372	(10,788)	(9,100)
Purchases of Common Stock	10,200	30,965	4,572	17,280
Redemptions of Common Stock		(7,339)	(4,700)	(2,353)
Purchases of Preferred Stock	930,000	411,900	698,024	14,000
Patronage Dividend Retained		-	17,402	40,695
Redemptions of Retained Patronage		(552)	(1,110)	-

Net Cash Flows from Financing Activities	595,501	2,211,651	648,319	3,420,216

Net Change in Cash	110,651	(3,149,235)	(2,387,554)	5,603,894

Cash at Beginning of Year	2,908,090	6,057,325	8,444,879	2,840,985

Cash at End of Period	3,018,741	2,908,090	6,057,325	8,444,879

SUPPLEMENTARY DISCLOSURES
Cash Paid for Interest	208,808	397,214	317,915	243,630
Cash Paid for Income Taxes	18,870	52,204	69,260	17,998
Preferred Stock Dividend	164,758	128,210	102,804	71,680

Shared Capital Cooperative

Changes in Stockholder Equity

June 30, 2024 and December 31, 2023 and 2022 and 2021

		Common	Common	Additional
	Preferred	Stock -	Stock -	Paid-In	Retained	Accumulated	Total
	Stock	Voting	Nonvoting	Capital	Patronage	Deficit	Equity

Balance December 31, 2021	2,590,147	4,170	1,557,901	657,590	82,785	(1,665,068)	3,227,525

Purchases	698,024	170		4,402			702,596
Redemptions		(10)		(4,690)	(1,110)		(5,810)
Stock Converted		10	(2,000)	1,990			-
Preferred Stock Dividend	102,804					(102,804)	-
Patronage Dividend					17,402		17,402
Net Income						172,903	172,903

Balance December 31, 2022	3,390,975	4,340	1,555,901	659,292	99,077	(1,594,969)	4,114,616

Purchases	411,900	300	25	30,640			442,865
Redemptions				(7,339)	(552)		(7,891)
Stock Converted			525	(525)			-
Preferred Stock Dividend	128,210					(128,210)	-
Patronage Dividend							-
Net Income						146,684	146,684

Balance December 31, 2023	3,931,085	4,640	1,556,451	682,068	98,525	(1,576,495)	4,696,274

Purchases	930,000	70		10,130			940,200
Redemptions							-
Stock Converted							-
Preferred Stock Dividend	164,758					(164,758)	-
Patronage Dividend							-
Net Income						(541,407)	(541,407)

Balance June 30, 2024	5,025,843	4,710	1,556,451	692,198	98,525	(2,282,660)	5,095,067

Item 4. Exhibits

n/a

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shared Capital Cooperative, a Minnesota Cooperative Corporation

By

Signature	/s/ Christina Jennings
Name	Christina Jennings
Title	Executive Director
Date	September 25, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	/s/ Christina Jennings
Name	Christina Jennings
Title	Executive Director
Date	September 25, 2024

Signature	/s/ Mark Downey
Name	Mark Downey
Title	Director of Finance and Operations
Date	September 25, 2024

Signature	/s/ Holly Jo Sparks
Name	Holly Jo Sparks
Title	Treasurer and Director
Date	September 25, 2024